CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES ESTABLISHMENT OF AUTOMATIC SECURITIES PURCHASE PLAN
CALGARY, ALBERTA – OCTOBER 4, 2018 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural" or the "Company") announces in connection with its previously announced Normal Course Issuer Bid ("NCIB") to purchase up to 61,424,856 of its common shares (“Shares"), it entered into an Automatic Securities Purchase Plan ("ASPP") with a designated broker. The ASPP is intended to allow for the purchase of Shares under the NCIB when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackout periods.
Pursuant to the ASPP, the Company has provided instructions to the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP, which may not be varied or suspended during the term of the ASPP. Such purchases will be determined by the designated broker at its sole discretion based on purchasing parameters set by the Company in accordance with the rules of the Toronto Stock Exchange ("TSX") and New York Stock Exchange (“NYSE”), applicable securities laws and the terms of the ASPP. Shares will be purchased through the facilities of the TSX or other alternative Canadian marketplaces and the NYSE. The ASPP has been pre-cleared by the TSX and will be implemented on October 10, 2018, and if not terminated sooner based on the terms of the ASPP, will end on November 2, 2018.
Outside of pre-determined blackout periods, Shares may be purchased under the NCIB based on management's discretion, in compliance with TSX rules and applicable securities laws. The NCIB commenced on May 23, 2018 and ends on May 22, 2019. All purchases made under the ASPP will be included in computing the number of Shares purchased under the NCIB.
Pursuant to the NCIB, the Company has purchased and cancelled approximately 20.0 million of its Shares for approximately $874 million (weighted average price of $43.66 per share) year-to-date September 30, 2018. The Company’s year-to-date activity includes third quarter Share purchases and cancellations of approximately 9.9 million Shares for approximately $433 million (weighted average price of $43.81 per share) and record monthly Share purchases and cancellations in the month of September 2018 of approximately 5.7 million Shares for approximately $242 million (weighted average price of $42.49 per share).
In addition to further strengthening its balance sheet, investing in exploration and development of its diverse asset base, and participating in acquisition opportunities, returns to shareholders remain a priority to create value for Canadian Natural’s shareholders. The Company targets to remain active in its purchase of Shares under the NCIB throughout the remainder of 2018, as the Company believes it to be an effective use of capital and an efficient means to return value to its shareholders.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
Executive Vice-Chairman
TIM S. MCKAY
President
COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance
MARK A. STAINTHORPE
Vice-President, Finance – Capital Markets
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com